BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2021

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 July 2020To: 31 December 2020

Balance of unallotted securities under scheme(s) from previous return: 529,356

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,000,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 440,758

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,088,598

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2021

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 July 2020To: 31 December 2020

Balance of unallotted securities under scheme(s) from previous return: 221,310

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 22,777

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 198,533

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2021

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 July 2020To: 31 December 2020

Balance of unallotted securities under scheme(s) from previous return: 298,346

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,000,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 267,924

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,030,422

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 4 January 2021

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 July 2020To: 31 December 2020

Balance of unallotted securities under scheme(s) from previous return: 952,305

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 53,181

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 899,124

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528